UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

WebEx Communications, Inc.

(Name of Subject Company)

WebEx Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94767L 10 9

(CUSIP Number of Class of Securities)

Subrah S. Iyar

Chairman and Chief Executive Officer

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA 95054

(408) 435-7000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person Filing Statement)

With Copies to:

Jorge A. del Calvo, Esq.

Allison Leopold Tilley, Esq.

Justin D. Hovey, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 27, 2007 and as amended on March 29, 2007, April 9, 2007 and April 24, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by WebEx Communications, Inc., a Delaware corporation (“WebEx” or the “Company”). The Schedule 14D-9 relates to a tender offer by Wonder Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), disclosed in a Tender Offer Statement on Schedule TO, dated March 27, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company, at a purchase price of $57.00 per share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2007 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Schedule TO was filed with the Securities and Exchange Commission on March 27, 2007.

    The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

    Item 8 of the Schedule 14D-9 is further amended and supplemented by adding the following paragraph immediately following the last paragraph under the heading “Extension of Offer” of Item 8 of the Schedule 14D-9:

    “On May 4, 2007, Cisco announced that Purchaser is extending the Offer upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Monday, May 21, 2007 (which is the end of the day on May 21, 2007). The Offer had been previously scheduled to expire at 12:00 Midnight, New York City time, on Monday, May 7, 2007. The depositary for the Offer has advised Cisco and Purchaser that, as of 3:00 p.m., New York City time, on Friday, May 4, 2007, an aggregate of approximately 35 million shares of WebEx common stock had been tendered into, and not withdrawn from, the tender offer. A copy of the press release is filed as Exhibit (a)(5)(iv) hereto and is incorporated by reference.”

Item 9. Exhibits.

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iv)	Press Release issued by Cisco Systems, Inc. on May 4, 2007 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-T/A filed by Cisco Systems, Inc. on May 4, 2007).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBEX COMMUNICATIONS, INC.

Date: May 4, 2007
/s/ Subrah S. Iyar
Subrah S. Iyar
Chairman and Chief Executive Officer

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